

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 6, 2010

Mr. Daryl K. Holcomb
Vice President, CFO and Controller
Ronson Corporation
3 Ronson Road, P.O. Box 3000
Woodbridge, NJ 07095

> RE: **Form 10-K/A for the fiscal year ended December 31, 2008**
> **Forms 10-Q/A for the periods ended March 31, 2009 and June 30, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **File No. 1-1031**

Dear Mr. Holcomb:

We have reviewed your response letter dated December 23, 2009 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-Q/A FOR THE PERIOD ENDED JUNE 30, 2009</u>

<u>General</u>

1. We have reviewed your responses to prior comments 1 and 2. It does not appear that you have amended your Form 10-Q/A for the period ended June 30, 2009 in order to comply with our comments as requested. As such, please amend your Form 10-Q/A for the period ended June 30, 2009 to revise your disclosures concerning disclosure controls and procedures and to revise your certifications.

*   *   *   *

Please respond to this comment and file the requested amendment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief